14005326

OFFERING CIRCULAR
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Networked Emergency Systems, Inc.

Commission File Number: 0001603847

Texas

UNITED STATES:
Networked Emergency Systems, Inc.
C/O: Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386

339999– All Other Miscellaneous Manufacturing	**46-5095156**
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

PART I - NOTIFICATION UNDER REGULATION A

Item 1. Significant Parties

(a) (b) Directors and Officers.

Name and Address	Position(s) Held
Mr. Mark Cohen Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738	Chief Executive Officer
Mr. Barry Thornton Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738	Chief Technology Officer
Mr. Jack Travis Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738	Vice President of Sales
Mr. Les Kristof Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738	Chief Financial Officer

None of our directors or executive officers has, during the past three years, (1) had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within three years prior to that time; (2) been convicted in a criminal proceeding or subject to a pending criminal proceeding; (3) been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities; or (4) been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

There are no arrangements or understandings between any two or more of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

(c) General Partners of the Issuer N/A

(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.

The following provides the names and addresses of each of the Networked Emergency Systems, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

Name and Address of Record Owner	Shares of Voting Stock of Record Owned	Percentage of Total Voting of Record Owned
Mr. Mark Cohen (1) (2)	Preferred Common	0% 37.5%
Mr. Barry Thornton (3) (4)	Preferred Common	0% 37.5%
Mr. Jack Travis (6) (7)	Preferred Common	0% 10%
Mr. Les Kristof (8) (9)	Preferred Common	0% 10%
Alternative Securities Markets Group (10) (11)	Preferred Common	0% 05%

(1) Mr. Mark Cohen is a Co-Founder & Chief Executive Officer of Networked Emergency Systems, Inc.
(2) Address: Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738
(3) Mr. Barry Thornton is a Co-Founder and Chief Technology Officer of Networked Emergency Systems, Inc.
(4) Address: Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738
(5) Mr. Jack Travis is an Executive Vice President of Sales for Networked Emergency Systems, Inc.
(6) Address: Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738
(7) Mr. Les Kristof is an Executive Chief Financial Officer for Networked Emergency Systems, Inc.
(8) Address: Networked Emergency Systems, Inc, 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738
(9) Alternative Securities Markets Group is an Advisor to Networked Emergency Systems, Inc.
(10) Address: Alternative Securities Markets Group, U.S. Bank Tower, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

(f) Promoters of the issuer

Networked Emergency Systems, Inc.
12400 Highway 71 West, Suite 350-256
Austin, Texas 78738
Phone: (512) 266-7142
http://www.Thornton-Cohen.com

Alternative Securities Markets Group
9107 Wilshire Blvd.
Suite 450
Beverly Hills, California 90210
http://www.AlternativeSecuritiesMarket.com
(213) 407-4386

g) Affiliates of the issuer. None

(h) Counsel for Issuer and Underwriters.

Carmelo Godian
Andrews Kurth, LLP
111 Congress Avenue, Suite 1700
Austin, Texas 78731
(512) 320-9200

At this time of this filing there is no underwriter(s) in connection with this offering.

(i) through (m) None

Item 2. Application f Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

Item 3. Affiliate Sales.

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

Item 4. Jurisdictions in which Securities are to be offered.

The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to Networked Emergency Systems, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

Item 5. Unregistered Securities Issued or Sold Within One Year. None.

Item 6. Other Present or Proposed Offerings.

The issuer is not presently offering, nor does it presently contemplate offering, any securities other than those covered by this notification.

Item 7. Marketing Arrangements.

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Item 8. Relationship with Issuer of Experts Named in Offering Statement. None.

Item 9. Use of a Solicitation of Interest Document. None used.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

Networked Emergency Systems, Inc.

Corporate:

Networked Emergency Systems, Inc.

12400 Highway 71 West, Suite 350-256

Austin, Texas 78738

http://www.NetworkedEmergencySystems.com/

(512) 266-7142

Offering / Investors:

Networked Emergency Systems, Inc.

C/O: Alternative Securities Markets Group

9107 Wilshire Blvd,

Suite 450

Beverly Hills, California 90210

http://www.AlternativeSecuritiesMarket.com

(213) 407-4386

Best Efforts Offering of 20,000 9% Convertible Preferred Stock Units

Preferred Stock Shares having a market value of up to

$5,000,000

Offering Price per 9% Convertible Preferred Stock Unit: $250.00 (USD)

See: Details of the Offering

Maximum Offering: 20,000 9% Convertible Preferred Stock Units

Investing in the Company's 9% Convertible Preferred Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 10**.

We are offering a maximum of 20,000 9% Convertible Preferred Stock Units (the "Securities"). **The proposed sale will begin upon receipt of qualification from the SEC**. The offering will begin on the effective date and continue until the Company has sold all of the Securities offered hereby or on such earlier date as the Company may close or terminate the Offering. The Securities offered hereby are offered on a "best efforts" basis. No minimum sale is required, and there is no minimum offering.

There is, at this time, no public market for the Securities.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE, AND AN INVESTMENT IN SECURITIES INVOLVES A HIGH DEGREE OF RISK AND IMMEDIATE AND SUBSTANTIAL DILUTION FROM THE OFFERING PRICE. SEE "RISK FACTORS" AND "DILUTION."

THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

	Number of Securities Offered (1)	Offering Price	Selling Commissions (2)	Proceeds to Company
Per Security	——	$250.00	$0.00	$250.00
Total Minimum	001	$250.00	$0.00	$250.00
Total Maximum	20,000	$5,000,000.00	$0.00	$5,000,000

1) We are offering a maximum of 20,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."

(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **48** pages.

The date of this Offering Circular is May 1st, 2014.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR FLORIDA RESIDENTS ONLY:

EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OF UNITS HEREIN HAS THE RIGHT, PURSUANT TO SECTION 517.061(11) (A) (5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE AND RECEIVE A FULL REFUND OF ALL MONIES PAID WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER, IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL, A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEFAX TO THE COMPANY AT THE ADDRESS SET FORTH IN THIS OFFERING CIRCULAR INDICATING HIS/HER INTENTION TO WITHDRAWAL.

SUCH LETTER OR TELEFAX SHOULD BE SET AND POSTMARKED PRIOR TO THE END OF THE AFOREMENTIONED THIRD BUSINESS DAY. IT IS ADVISABLE TO SEND SUCH LETTER BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ENSURE THAT IT IS RECEIVED AND ALSO TO EVIDENCE THE TIME IT WAS MAILED. IF THE REQUEST IS MADE ORALLY, IN PERSON OR BY TELEPHONE TO AN OFFICER OF THE COMPANY, A WRITTEN CONFIRMATION THAT THE REQUEST HAS BEEN RECEIVED SHOULD BE REQUESTED.

THE SECURITIES REFERRED TO HEREIN WILL BE SOLD TO AND ACQUIRED BY THE HOLDER IN A TRANSACTION EXEMPT UNDER 517.061 OF THE FLORIDA SECURITIES ACT. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER SAID ACT IN THE STATE OF FLORIDA.

FOR NEW YORK RESIDENTS:

THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE, NOT MISLEADING. IT CONTAINS A FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PART II — OFFERING CIRCULAR

ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.

Emergency Lighting Technology & Manufacturing Industry Risks

Emergency Lighting Technology & Manufacturing Technology & Manufacturing Industry investments are subject to varying degrees of risk. The yields available from equity investments in Emergency Lighting Technology & Manufacturing Industry companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Residential and Commercial Real Estate market conditions such as oversupply of related products or a reduction in demand for Residential and Commercial Construction or Renovation products in the areas in which the Company's Products and Assets are located, competition from other Residential and Commercial Emergency Lighting Suppliers, and the Company's ability to provide adequate Residential and Commercial Emergency Lighting Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of production and the local market conditions.

Because Residential & Commercial Emergency Lighting Technology & Manufacturing Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

Conditions in the Residential Housing and Commercial Real Estate Market and Economic Conditions May Affect the Company's Operating Performance

The Company's business is largely dependent on new Multi-Family Residential Construction and Renovation, as well as the Commercial Real Estate Renovation and Construction, mainly in North America, but also globally on a smaller scale. Low levels of consumer confidence, downward pressure on multi-family and commercial real estate prices, disruptions in credit markets limiting the ability of residential and commercial builders to finance construction projects, among other things, may affect investment in new and existing commercial and multi-family residential buildings. The new commercial real estate and multi-family real estate construction market has also undergone a downturn marked by declines in demand for properties, an oversupply of new and existing properties on the market and a reduction in the availability of financing for residential multi-family and commercial real estate builders and developers. The industry conditions and general economic conditions may have an adverse impact on the Company's business.

Continued Disruption in the Financial Markets could Negatively Affect the Company

The Company, its customers and suppliers rely on stable and efficient financial markets. Availability of financing depends on the lending practices of financial institutions, financial and credit markets, government policies, and economic conditions, all of which are beyond the control of the Company. A prolonged continuation of any adverse economic conditions and disrupted financial marketplace could compromise the financial condition of the Company's customers and suppliers. Customers may not be able to pay, or may delay payment of, accounts receivable that are owed due to liquidity and financial performance issues or concerns affecting them or due to their inability to secure financing. Suppliers may modify, delay or cancel projects and reduce their levels of business with the Company. In addition, weakened credit markets may also impact the ability of the builders and developers to obtain any needed financing to purchase the Company's products, resulting in a reduction in overall demand, and consequently negatively impact the Company's sales levels.

Changes in Raw Material Costs and Availability can Adversely Affect the Company's Profit Margins

The principal raw materials used by the Company all have historically been subject to price changes. Raw material pricing on the Company's key commodities has increased significantly over the past few years. In response, the Company may in the future be forced to announce price increases on certain product offerings to offset the inflation in raw materials, and the Company will continually monitor market conditions for price changes as warranted. The Company's ability to maintain gross margin levels on its products during periods of rising raw material costs depends on the Company's ability to obtain selling price increases. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of the Company's suppliers are unable to deliver raw materials to the Company for an extended period of time, the Company may not be able to meet its raw material requirements through other raw material suppliers without incurring an adverse impact on its operations.

The Company's Industry is Highly Competitive

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of multi-family residential and commercial building products and to sustain its profitability through a business strategy focused on increasing sales at existing supply centers, selectively expanding its supply center network, increasing sales through independent specialty distributor customers, developing innovative new products, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

The Company could face Potential Product Liability Claims relating to Products it Manufacturers or Distributes

The Company faces a business risk of exposure to product liability claims in the event that use of its products is alleged to have resulted in injury or other adverse effects. The Company currently maintains product liability insurance coverage, but it may not be able to obtain such insurance on acceptable terms in the future, if at all, or any such insurance may not provide adequate coverage against potential claims. Product liability claims can be expensive to defend and can divert management and other personnel for months or years regardless of the ultimate outcome. An unsuccessful product liability defense could have an adverse effect on the Company's business, financial condition, results of operations or business prospects or ability to make payments on the Company's indebtedness when due.

The Company May Incur Significant, Unanticipated Warranty Claims

Consistent with industry practice, the Company provides to homeowners limited warranties on certain products. Warranties are provided for varying lengths of time, from the date of purchase up to and including lifetime. Liabilities for future warranty costs are provided for annually based on Management's estimates of such future costs, which are based on historical trends and sales of products to which such costs relate. To the extent that the Company's estimates are inaccurate and it does not have adequate warranty reserves, the Company's liability for warranty payments could have a material impact on its financial condition and results of operations.

The Company is Subject to Various Environmental Statutes and Regulations, which may Result in Significant Costs

The Company's operations are subject to various United States environmental statutes and regulations, including those relating to: materials used in its products and operations; discharge of pollutants into the air, water and soil; treatment, transport, storage and disposal of solid and hazardous wastes; and remediation of soil and groundwater contamination. The Company's facilities are subject to inspection by government regulators, which occur from time to time. While the Company's Management does not currently expect the costs of compliance with environmental requirements to increase materially, future expenditures may increase as compliance standards and technology change.

Development Stage Business

Networked Emergency Systems, Inc. commenced operations in March of 2013. The Company is formed as a Texas Stock Corporation. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that Networked Emergency Systems, Inc. will operate profitably.

Inadequacy of Funds

Gross offering proceeds of a maximum of $5,000,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Competition

Competition exists for Residential and Commercial Emergency Lighting Technology and Manufacturing Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with suppliers and other Residential and Commercial Emergency Lighting Technology and Manufacturing Industry Related Professionals. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Residential and Commercial Emergency Lighting Technology and Manufacturing Industry may reduce the number of suitable prospective retail, wholesale or direct to builder / developer sales opportunities.

Dependence on Management

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Mark Cohen, the Company's Co-Founder & Chief Executive Officer and Mr. Barry Thornton, the Company's Co-Founder and Chief Technology Officer.

Risks of Borrowing

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Minimum Amount of Capital to be Raised

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $1,250,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

Management Discretion as to Use of Proceeds

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

Unanticipated Obstacles to Execution of the Business Plan

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

Control by Management

As of March 1st, 2014 the Company's Managers owned approximately 95% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 95% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

Return of Profits

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

The Company's Continuing as a Going Concern Depends Upon Financing

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated no revenue, all expenditures during the development stage have been recorded as pre-operating losses. Revenue operations have not commenced because the Company has not raised the necessary capital.

Broker - Dealer Sales of Units

The Company's Preferred Stock Units and Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Preferred Stock or Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Preferred Stock Units and Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

Secondary Market

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

Certain Factors Related to Our Common Stock

Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Residential and Commercial Garage Door Manufacturing and Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

Compliance with Securities Laws

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

Offering Price

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

Lack of Firm Underwriter

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

Projections: Forward Looking Information

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business. While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

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ITEM 4. PLAN OF DISTRIBUTION

A maximum of 20,000 9% Convertible Preferred Stock Units are being offered to the public at $250 per 9% Convertible Preferred Stock Unit. A minimum of $1,250,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $5,000,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $1,250,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **Networked Emergency Systems, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

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ITEM 5. USE OF PROCEEDS TO ISSUER

The Company seeks to raise maximum gross proceeds of $5,000,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

A. Sale of Company 9% Convertible Preferred Stock Units

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Proceeds from Sale of Securities	**$5,000,000**	**100%**	**$1,250,000**	**100%**

B. Offering Expenses

Category	Maximum Proceeds	Percentage of Total Proceeds	Minimum Proceeds	Percentage of Proceeds
Offering Expenses (1) (2) (3).	**$250,000**	**5%**	**$62,500**	**5%**

Footnotes:

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

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ITEM 6. DESCRIPTION OF BUSINESS

Thornton-Cohen Networked Emergency Systems

Smart building technology with our wireless emergency lighting products as the resilient networking technology



EXIT



EXIT

Our products are:
Smart
Green
Resilient

Overview

Secondary opportunities

- New regulations now require emergency PA systems in addition to emergency lighting. This is currently a $2.4B market, growing 300% in the next 5 years.
- The end-goal is to sell the technology/brand to one of the 'Big Boys' – Honeywell, Tyco, Cooper Industries, Google, etc.

Problems that are driving the market demand

- Compliance – it's the LAW.
  - All building fire codes require emergency exit indication with active lighting and signs
  - All such devices require regular testing and records –
    - 30 second test every 30 days
    - Inspected every year and run for 90-minutes
    - Audit trail required
- Current products can't be tied into fire, security or emergency services
- No advantages for First Responders
- The new emergency PA regulations mean "pulling new wire" – very expensive
- Current products only have 90 minute "emergency life," but we're seeing emergencies are lasting much, much longer
- Growing need for resilience/redundancy in building design - we provide the data/communications backup network

Market Size

- Emergency lighting in the USA did $6.7B last year - expected to hit $10B+ in 3 years.
- The newly mandated requirement for emergency PA systems (called MNS) is another $2.4B market, growing to $9B+ in 3 years.
- Trends driving the market are the need for new commercial and public buildings such as airports, schools, offices, etc.
  - Retrofits to meet new mandated building codes
  - GSA's mandate of deep retrofits for greener buildings
  - Replacements due to emergencies & disasters
- Other trends include the integration of all emergency systems, and current emergency lighting products do not allow this.
- The latest industry goal is not only "green;" it's "Building Resiliency" – we are the redundant data/communications backbone for the building if the primary system fails.

Our Solution

starts with Safety & First Responders, then grows to control situational awareness of an entire facility. We make a building come alive to serve the occupants and management, and we can audit the Green systems..



HVAC
Energy Storage
Motor Control
Emergency Services
NES starts here
Energy Generation
Lighting
Safety Response
And grows to here
Security
Environmental Management

Our Solution

- MESH networked emergency lighting products that automatically configure & self-discover
- Status and testing can be viewed anywhere/anytime via smartphones, tablets, or any web browser, and includes audit trail
- Ability to communicate with fire-control panels
- Includes the emergency PA system AND a built-in microphones for 2-way communication – dramatically reduces both competitive product cost and installation labor cost
- Video is an option – great for security systems - as well as Smoke/CO/CO2/CH4 detectors
- Offers Cloud-based info storage for ongoing revenue stream
- From an independent sales rep in NY – "You'll get the Product of the Year award!"



Product design


EXIT

- 3 basic architectural shapes
  - Normal 2D wall mounting
  - Triangular version for corner mounting
  - Quad (4 sided) for data centers and hospitals where hallways intersect
- Each version has a standard feature set of:
  - Wireless MESH networking & data storage/control
  - 2-way audio communication (emergency PA/MNS)
  - 12volt/24/volt/100-240 volt operation
- Each version has optional feature sets of:
  - Video
  - Smoke/CO/CO_2/Methane detectors

Product design is modular

- Efficiency of manufacture & product configuration


Lens for video camera
Upper section contains all the electronics
LED lights
Grills for speaker/mic
Additional batteries in lower section
EXIT
Chevrons are easily changed on-site

Additional products

In addition to the basic models, we have other products:

- "Sparky," a device to detect electrical potential in the water and warn people of possible electrocution. Surprisingly, no products like this exist!
- Remote controlled 6 outlet power strips that integrate into our network for total control of office usage – monitor and control usage.
- Special interior designer versions that have considerably more style than the traditional emergency lights.

Technology & Product Development

Networked Emergency Systems is the integration of emergency lighting, A/V, and Smart Wi-Fi - overall design is modular – we can readily build up the different models to suit demand.

- We use a MESH network with localized/inclusive data storage
- We can include the smoke detector
- We add the PA system – including microphone for 2-way communications
- We have optional video for First Responders and security systems (security customers have told us they love the idea of the video cam hidden in the emergency lighting)
- Optional carbon monoxide/dioxide and methane detectors
- Cloud storage of video and testing audit trails
- We have a public Wi-Fi channel available, saving money for additional Wi-Fi system
- Lithium polymer batteries we use are landfill safe
- LED lighting is used (more Green than incandescent bulbs), with our battery management to save costs

Intellectual Property

- Provisional Patent 61/855.534 filed 5/17/2013 as "A Security and First Responder Emergency Lighting System"

- We expect to break it out into individual hardware and software patent applications.

- A preliminary patent search has been done without direct conflict detection or infringement.

Business/Marketing Model

- We sell through the standard distributor model using stocking distributors such as ADI and Tri-Ed, along with direct sales.
- Base model retail price will be $399, with Distributor cost at 50% ($199).



Paid by Owner
Makes about 20% of MSRP
Makes 18-25% of MSRP
Architect
Contractor
Distributor
Architect tells Contractor what to buy
Contractor tells Distributor what to deliver



Coolness, Service, and Compliance
Setup and Aftermarket programming
Programming & Education
Architect
Contractor
Distributor
First Responders
Emotional Influencers

We grow the business by going after the decision makers, who are primarily the consultants and/or architects. We've formed an Advisory Board to involve these "Influencers." Additionally, we'll take advantage of the dealer training offered by the distributors like ADI.

- We support and court First Responder Organizations

Product launch

- The initial product launch is focused on 2 markets that offer the fastest sales cycle:
  - Retrofits (we'll also target GSA's Deep Retrofit Program)
  - Security
    - New York Security Systems has committed to initially push our products for the East Coast market, and we can use them as a reference for potential dealers.

- If get funded in the next 60 days, we might be able to exihibit at the 3 major industry shows which are all in the May/June timeframe in Las Vegas. This will give us tremendous visibility across the building, fire, and security markets.

- With our distribution partner, ADI, we'll do a country-wide "training tour" – this will introduce our products to ALL the major dealers/installers in the USA.

- John Petit, a contractor who does stadiums, has promised to specify our products in all his upcoming projects.

Competitive Landscape – Passive products

- Lithonia lighting. Part of Acuity Brands Lighting. $2B revenue last year.
- Hubbell lighting. $3B revenue last year. Their emergency lighting brand is Dual-Lite.
- Cooper Industries $6B revenue last year. One of their emergency lighting brands is SureLite.
- Thomas & Betts (just acquired by conglomerate ABB for $3.9B). Their emergency lighting brand is LightAlarms.

Competitive Landscape – networked products

2 competitors of networked lighting – NEXUS by Thomas & Betts, and DALI from Delmatic in the UK. BUT:

- They are wired; ours is wireless. This makes a huge difference in product cost and installation cost. Because they require you to pull new wire, their system has little appeal in retrofits or updates.
- They require more components in their wired system – you need a dedicated computer/server, you need their server (for Nexus), you need termination units, all of which add to the cost of the product and the complexity of the installation - which of course means more labor and therefore more cost as well.
- Their system does not have any detectors – no smoke alarms, no CO/CO2/CH4.
- Their system does not include the MNS/PA system.
- Their system does not offer video.
- Perhaps their biggest failure is they don't offer compelling savings over manual checking of emergency lighting systems!

Forecast P & L – Years 1 - 3

Break-even ⇩ (2016)

Revenue	2014		2015		2016	
Model A	87,900		791,100		1,200,743	
Model B	47,950		863,100		1,311,944	
Model C	-		1,201,500		1,826,324	
Model D	-		726,000		1,655,320	
Sparky	-		360,000		547,213	
Model F	-		553,500		841,340	
Total Revenue	$ 135,850	100%	$ 4,495,200	100%	$ 7,302,885	100%
Cost of Goods Sold						
Model A	43,950		395,550		601,251	
Model B	23,975		431,550		655,972	
Model C	-		600,750		913,162	
Model D	-		363,000		827,660	
Sparky	-		144,000		218,885	
Model F	-		276,750		420,670	
Total Cost of Goods Sold	67,925	50%	2,211,600	49%	3,637,600	49%
Gross Margin	67,925	50%	2,283,600	51%	3,745,285	51%
Payroll	1,389,823		1,607,633		2,006,828	
Operating Expenses						
Advertising	78,000		219,000		240,900	
Car and Truck Expenses	-		-		-	
Commissions and Fees	6,793		224,760		369,144	
Contract Labor (Not Included in payroll)	20,000		20,600		21,218	
Insurance (other than health)	6,000		6,180		6,365	
Legal and Professional Services	26,000		52,000		104,000	
Office Expense	30,000		60,000		66,000	
Travel, Meals and Entertainment	53,000		66,250		99,375	
Utilities	2,400		3,000		3,750	
Total Operating Expenses	$ 222,193	164%	$ 651,790	14%	$ 910,753	12%
Income (Before Other Expenses)	$ (1,544,090)	-1137%	$ 24,177	1%	$ 827,704	11%
Other Expenses						
Amortized Start-up Expenses	1,667		1,667		1,667	
Depreciation	15,060		31,310		45,595	
Interest						
Line of Credit	71,187		189,743		183,077	
Total Other Expenses	$ 87,913	65%	$ 222,719	5%	$ 230,339	3%
Net Income Before Income Tax	$ (1,632,003)		$ (198,542)		$ 597,365	
Income Tax	$ -		$ -		$ 119,806	
Net Income/Loss	$ (1,632,003)	-1201%	$ (198,542)	-4%	$ 477,559	6%

Forecast Balance Sheet – Years Ended December 31

ASSETS	2014	2015	2016
Current Assets			
Cash	50,000	110,677	77,800
Accounts Receivable	77,515	539,800	680,570
Inventory	-	-	-
Prepaid Expenses	3,333	1,667	-
Total Current Assets	**$ 130,848**	**$ 652,143**	**$ 758,370**
Fixed Assets			
Equipment	165,000	265,000	365,000
Total Fixed Assets	**$ 165,000**	**$ 265,000**	**$ 365,000**
(Less Accumulated Deprecation)	$ 15,060	$ 46,369	$ 91,964
Total Assets	$ 280,788	$ 870,774	$ 1,031,405
LIABILITIES & EQUITY			
Liabilities			
Accounts Payable	45,950	265,900	337,225
Line of Credit Balance (Capital Investment Needed)	1,861,842	2,430,419	2,042,166
Total Liabilities	**$ 1,907,792**	**$ 2,696,319**	**$ 2,379,392**
Equity			
Common Stock	5,000	5,000	5,000
Retained Earnings	(1,632,003)	(1,830,545)	(1,352,986)
Dividends Dispersed/Owners Draw	-	-	-
Total Equity	**$ (1,627,003)**	**$ (1,825,545)**	**$ (1,347,986)**
Total Liabilities and Equity	$ 280,788	$ 870,774	$ 1,031,405

18

Forecast Cash Flow – Years 1 - 3

	Year 1 Totals	Year 2 Totals	Year 3 Totals
Beginning Balance	$ -	$ 50,000	$ 110,677
Cash Inflows			
Cash Sales	$ 40,755	$ 1,348,560	$ 2,214,865
Accounts Receivable	$ 17,580	$ 2,684,355	$ 5,027,250
Total Cash Inflows	$ 58,335	$ 4,032,915	$ 7,242,115
Cash Outflows			
Investing Activities			
New Fixed Asset Purchases	$ 165,000	$ 100,000	$ 100,000
Cost of Goods Sold	$ 21,975	$ 1,991,650	$ 3,566,275
Operating Activities			
Operating Expenses	$ 222,193	$ 651,790	$ 910,753
Payroll	$ 1,389,823	$ 1,607,633	$ 2,006,828
Taxes	$ -		$ 119,806
Financing Activities			
Line of Credit Interest	$ 71,187	$ 189,743	$ 183,077
Line of Credit Repayments	$ -	$ 180,034	$ 388,253
Dividends Paid	$ -	$ -	$ -
Total Cash Outflows	$ 1,870,177	$ 4,720,850	$ 7,274,992
Net Cash Flows	$ (1,811,842)	$ (687,935)	$ (32,877)
Operating Cash Balance			
Line of Credit Drawdown	$ 1,861,842	$ 748,612	$ -
Ending Cash Balance	$ 50,000	$ 110,677	$ 77,800
Line of Credit Balance	$ 1,861,842	$ 2,430,419	$ 2,042,166

9

Summary

- We offer valuable products for the mandated and growing industry of Commercial/Public building safety systems.
- Our customers get major improvements in safety and surveillance/ security, reduced operation costs, back-up battery based Wi-Fi, longer emergency lighting time, resulting in a Smart, Green, and Resilient buildings, and a lower TCO.
- We need $2M over a 14-18 month period to reach pre-production (includes all tooling, NRE, certifications, and 400 pre-production units), AND initial production
- We will need an additional $3M for marketing expenses and operating capital.
- We will achieve break-even in 8 quarters with a quarterly revenue of $8.6M, Gross margin of $2.8M (32%) and with an operating margin of $2.3M (27%)

EXIT STRATEGIES

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017

C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

Investment Size

- Target $5,000,000

Company Structure

- Private early stage Residential and Commercial Emergency Lighting Technology and Manufacturing Company.
- Texas Stock Corporation (Formed March of 2014).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Twenty Thousand 9% Convertible Preferred Stock Units Offered through this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

Minimum Equity Commitment

- One 9% Convertible Preferred Stock Units.

Dividend Policy

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

D. The Offering

The Company is offering a maximum of 20,000 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Emergency Lighting Technology and Manufacturing Business Operations. See "USE OF PROCEEDS" section.

G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,250,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

- Company Founders & Current Shareholders 0%
- New Shareholders 100%

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

- Company Founders & Current Shareholders 100%
- New Shareholders 0%

I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

L. Company Convertible Securities

The Company, at the completion of this Offering will have 20,000 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
    - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
        - YEAR 3: (Shareholder Conversion Option)
            - At anytime during the third year of the investment, the Shareholder may choose to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - YEAR 4: (Optional Conversion Option)
            - At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - YEAR 5: (Optional & Mandatory Conversion Options)
            - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.
            - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
            - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

P. Subscription Period

The Offering has no date to terminate.

REMAINDER OF PAGE LEFT BLANK INTENTIONALLY

II. TERMS AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in Networked Emergency Systems, Inc.

The Company	Networked Emergency Systems, Inc. is a Texas Stock Corporation.
Investment Objectives	The Company's objectives are to: (i) Growth of the Company through Wholesalers, Retail Placement with additional direct to Developer & Builder Relationships (ii) Maintain a total internal rate of returns of 20%+ per annum.
Company Managers	Biographies of all Managers can be found starting on Page 43 of this Offering.
Minimum Capital Commitment	Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units.
The Offering	The Company is seeking capital commitments of $5,000,000 from Investors. The securities being offered hereby consists of up to 20,000 9% Convertible Preferred Stock Units of the Company, priced at $250.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company.

Conversion Option / Mandatory Conversion

All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option:

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 2.5%* of the Company's Common Stock at time of conversion / closing.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

Mandatory Conversion: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing.

Investment Period	The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.
Term of the Company	There is no agreed upon end date of this Offering. Investors can sell their shares back to the Company at any time for the face value of the share(s) plus any accrued interest after two years, though the Company has no obligation to purchase the Units. Market value shall be determined by the value of each yearly third party valuation of the Company. The Company plans to list the Company's shares on the Bermuda BSX Exchange, the Frankfurt Stock Exchange or Berlin Stock Exchange's Open Market and the United States OTC market in the year 2015 (OTCQB or OTCQX).
Reinvestment	There may be chances for reinvestment.
Key Event	The following will constitute a Key Event: • Bankruptcy of the Managing Member • Death or disability to the senior member(s) of Networked Emergency Systems, Inc. • Other agreed upon events
Distributions	The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.
Reports to Investors	The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.
Valuations	The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.
Indemnification	The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments.
Listings and Admissions to Trading	Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015.

ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 12400 Highway 71 West, Suite 350-256, Austin, Texas 78738. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

Name	Position
Mr. Mark Cohen	Co-***Founder / Chief Executive Officer***

Executive Vice President of Unibrain, Director of Product at Monster / Beats by Dre, EVP Fostex Corporation, Managing Director of Audio Access and B&K Components.

Venture Capital Experience: Tymphany Corporation (Vantage Point Venture Partners), ClearCube (Austin Ventures), Tactile Technology (ABEX Ventures), Acoustic development International (self-funded), B&K Components & Audio Accessories & Scan-Speaker/VIFA/ Peerless (acquisitions), Blue Microphone, KRK Systems, Intelligent Audio Systems (Angel Funded)

Mr. Barry Thornton ***Co-Founder / Chief Technology Officer***

Co-Founder of ClearCube Technologies and Opto-Digital Design.

Venture Capital Experience: OptoDigital Design (Monster Cable Ventures, TelCom Ventures Group), ClearCube (Austin Ventures, SAIC, Paladin Capital Group, Sternhill Partners, TVM Capital), Quintessence Group / El Dorado Software / Austin Medical Research (Angel Funded).

Mr. Jack Travis ***Chief Financial Officer***

Curlin Medical, just sold a control systems company to Honeywell

Venture Capital Experience: Quadratron Systems, Inc (Morgen Olmstead VCs), Unitrendix, a distributor of Microsoft Japanese Language Software, exclusive outside of Japan. Curlin Medical – startup medical device company to signing B Braun as exclusive distributor for infusion pump line to eventual sale to Moog for $75 Million.

Mr. Myrt Gaines ***Vice President of Sales***

Senior Vice President at Harman International, Director of Sales at Monster

Venture Capital Experience: SONOS (VC Funded), Audire Audio & Accoustic Development International (self-funded).

Mr. Steven J. Muehler ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees*. All Members of Networked Emergency Systems, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of Networked Emergency Systems, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships*. None

D. *Involvement in Certain Legal Proceedings*. There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

E. Legal proceedings. There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

ITEM 9. EXECUTIVE COMPENSATION.

In March of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of Networked Emergency Systems, Inc. will be entitled to receive an annual salary of:

Mr. Mark Cohen, Co-Founder / Chief Executive Officer	$192,000
Mr. Barry Thornton, Co-Founder / Chief Technology Officer	$192,000
Mr. Jack Travis, Vice President of Sales	$84,000 + Commission
Mr. Les Kristof, Chief Financial Officer	$192,000

Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

Name and Address	**Amount and nature of Beneficial Ownership**	**Number of shares and (Percentage) of Class**
Mr. Mark Cohen	Direct	Preferred Shares (0%) Common Shares (37.5%)
Mr. Barry Thornton	Direct	Preferred Shares (0%) Common Shares (37.5%)
Mr. Jack Travis	Direct	Preferred Shares (0%) Common Shares (10%)
Mr. Les Kristof	Direct	Preferred Shares (0%) Common Shares (10%)
Alternative Securities Markets Group	Direct	Preferred Shares (0%) Common Shares (5%)

(2) Nominal Ownership

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

Related Party Transactions

Our majority stockholder(s) are Mr. Mark Cohen, the Company's Co-Founder & Chief Executive Officer and Mr. Barry Thronton, the Company's Co-Founder & Chief Technology Officer, together own the majority of the issued and outstanding controlling Stock Units of Networked Emergency Systems, Inc., Consequently, these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. Mark Cohen & Mr. Barry Thornton will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

ITEM 12. SECURITIES BEING OFFERED.

9% Convertible Preferred Stock Units

A maximum of TWENTY THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $250.00 9% Convertible Preferred Stock Unit. A Minimum of $1,250,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $5,000,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $1,250,000 from the sale of Securities through this Offering.

(a) *Description of Company Common Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of March 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of March 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TWENTY THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities.* None.

(d) *Other Securities to Be Registered.* None.

Security Holders

As of May 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 5 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of May 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

Dividends

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

Indemnification of Directors and Officers:

The Company is incorporated under the laws of Texas. Texas General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Texas' General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Texas' General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

Reports to security holders:

(1) The Company will be a non-reporting company until such time as the company files quarterly and audited financial statements, and complies with the requirements of the Securities Exchange Act of 1934, as amended. The Company will be filing the following reports for shareholder review at www.AlternativeSecuritiesMarket.com

1. **Quarterly Un-Audited Financial Statements:** Company to furnish all Investors and Alternative Securities Markets Group a complete set of un-audited financial statements within 30 days of the close of each business quarter. Company's Quarterly Financial Statements to also be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
2. **Annual Audited Financial Statements:** Company to furnish to all Investors and Alternative Securities Markets Group a complete set of third party audited financial statements within 60 days of the close of each business year. Company's Annual Financial Statement to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
3. **Monthly State of the Company Letter to Investors:** The CEO will issue to all Investors and to Alternative Securities Markets Group, a "Monthly State of the Company" letter detailing the current state of all business operations for the Company. Letter to be posted for public view on the Company's page at www.AlternativeSecuritiesMarket.com.
4. **Quarterly Conference Call:** The CEO or Executive of the Company will hold a quarterly video / telephone conference call with investors no sooner than 10 days, but no greater than 30 days, after the posting of the Company's quarterly financial report. The recorded Conference call will also be made available for public listen and/or viewing on the Company's Page at www.AlternativeSecuritiesMarket.com.
5. **Corporate Actions:** Company must disclose to all Investors and to Alternative Securities Markets Group all: Dividends, Stock Splits, New Stock Issues, Reverse Splits, Name Changes, Mergers, Acquisitions, Dissolutions, Bankruptcies or Liquidations. All must be reported to Investors and to Alternative Securities Markets Group no less than TEN CALENDAR DAYS prior to the record date.

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Mark
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Barry
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Timestamp	Audit
2014-05-02 11:45:36 -0700	All parties have signed document. Signed copies sent to: Mark, Barry, and Alternative Securities Markets Group.
2014-05-02 11:45:36 -0700	Document signed by Barry (barrythornton1@gmail.com) with drawn signature. - 172.10.41.151
2014-05-02 11:44:34 -0700	Document viewed by Barry (barrythornton1@gmail.com). - 172.10.41.151
2014-05-01 17:41:35 -0700	Document signed by Mark (markcohen7777@earthlink.net) with drawn signature. - 70.197.83.91
2014-05-01 17:39:56 -0700	Document viewed by Mark (markcohen7777@earthlink.net). - 70.197.83.91
2014-05-01 10:43:54 -0700	Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 75.82.187.226
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2014-05-01 10:43:15 -0700	Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 75.82.187.226

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